EXHIBIT 99.4

                          Barington Capital Group, L.P.
                               888 Seventh Avenue
                               New York, NY 10019


December 21, 2005



Mr. William Leonard
Presiding Independent Director
The Pep Boys - Manny, Moe & Jack
3111 West Allegheny Avenue
Philadelphia, Pennsylvania 19132

Dear Bill:

Barington Capital Group, L.P. represents a group of investors that beneficially owns, in the aggregate, approximately 6% of the outstanding common stock of The Pep Boys - Manny, Moe & Jack.

As you know, we have been disappointed by the performance of the Company under Lawrence Stevenson, the Company's current Chairman and Chief Executive Officer. It is our belief that the turnaround plan implemented under his leadership has been poorly executed and unnecessarily disruptive to the Company's two main businesses, leading to a significant decrease in shareholder value.

We are convinced that the best course of action now -- for the Company and its shareholders -- is for the Board of Directors to employ a new chief executive. We therefore strongly recommend that the Board begin the search for a new CEO as expeditiously as possible and request that we be given the opportunity to participate in the selection process, where we believe we can add significant value, to help ensure that shareholder interests are addressed.

It is a propitious time to begin such a search, as Mr. Stevenson's employment agreement expires on April 28, 2006. As I am sure you are aware, the Company would need to provide Mr. Stevenson with written notice of its election not to extend the term of his contract on or before February 28, 2006 in order to minimize the Company's payment and benefit obligations under the agreement and prevent the agreement from being automatically renewed for successive one-year periods.

Sincerely yours,

/s/ James A. Mitarotonda

James A. Mitarotonda